SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 November 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

18 November 2013

LLOYDS BANKING GROUP ANNOUNCES SALE OF ASSET MANAGEMENT BUSINESS SCOTTISH WIDOWS INVESTMENT PARTNERSHIP

Lloyds Banking Group plc (Group) announces that it has agreed to sell its asset management business Scottish Widows Investment Partnership Group Limited (SWIP) to Aberdeen Asset Management plc (Aberdeen) for an initial consideration payable in Aberdeen shares with a value of approximately £560 million, and a further deferred consideration, payable in cash, of up to £100 million, as described below.  As part of the transaction, the Group will enter into a long-term strategic asset management relationship, whereby Aberdeen will manage assets on behalf of the Group.

The sale and strategic relationship are expected to result in a stronger asset management partner for the Group and its customers, combining Aberdeen and SWIP's strengths across fixed income, real estate, active and quantitative equities, investment solutions and alternatives.  SWIP's management and employees will transfer to Aberdeen upon completion.

The sale does not include Scottish Widows, the Group's life, pensions and investment business, which remains core to the Group.

In consideration for SWIP, the Group will receive approximately 132 million new ordinary shares of Aberdeen, equivalent to approximately 9.9 per cent of its enlarged issued ordinary share capital.  Aberdeen has also committed to deliver additional consideration 12 months after completion calculated with reference to the amount by which Aberdeen's volume-weighted average share price for the five trading days prior to completion (the "VWAP") is below 420 pence but above a floor of 320 pence.  To the extent the VWAP is below 320 pence, the Group has the option to terminate the sale.  Based on Aberdeen's share price of 427 pence at close on 15 November 2013, the Group's shareholding in Aberdeen would have a value of approximately £560 million.  In addition, further consideration of up to £100 million will be payable in cash over a five year period depending on the growth in business generated from the strategic relationship with the Group.

The Group intends to be a supportive shareholder and has agreed lock-up arrangements whereby, subject to certain exceptions, the Group will maintain its initial shareholding for at least one year, two-thirds of its initial shareholding for at least two years and one-third of its initial shareholding for at least three years.  Further detail on the lock-up arrangements, which can be waived at any time by Aberdeen, is set out at the end of this announcement.

Based on Aberdeen's share price of 427 pence at close on 15 November 2013, and assuming only the initial consideration is received, the sale of SWIP is expected to lead to a post-tax gain on disposal of approximately £190 million, including the write-off of approximately £320m of Insurance embedded value arising from the Group's ownership of SWIP.  On this basis, the sale of SWIP will increase the Group's common equity core tier 1 capital ratio, on a pro forma fully loaded CRD IV basis, by approximately 11 basis points (approximately £310 million capital equivalent).

The gross assets of the transaction were approximately £240 million as of 31 December 2012 with SWIP reporting a normalised profit before tax of approximately £85 million in 2012.  Funds under management were £136 billion at 31 August 2013.  Any cash proceeds realised from the sale over time are expected to be used for general corporate purposes.
The sale is expected to complete by the end of the first quarter of 2014, subject to obtaining the necessary regulatory and other consents.

- END -

Further information on the shareholding lock-up arrangements:
Under the terms of the lock-up arrangements the Group has agreed, subject to certain exceptions described in more detail below, not to dispose of any interest in the issued Aberdeen shares (directly or indirectly, including by hedging its exposure to the Aberdeen shares) for a period of one year after completion.  Thereafter, one-third of the shares will be released from the lock-up arrangements on each of the first, second and third anniversaries of completion.

The lock-up arrangements agreed for the Aberdeen shareholding are subject to waiver at any time by Aberdeen and are also subject to certain customary exceptions, including, (i) sales required by law, regulation or any relevant regulator, (ii) participation in share buybacks on a basis that is pro rata to other shareholders or otherwise ensures that the Group's proportionate interest in Aberdeen is not increased, and (iii) acceptance of takeover offers, approval of schemes of arrangement and the provision of an irrevocable undertaking or letters of intent in relation to the same. In addition, the Group may dispose of Aberdeen shares if a disposal is necessary in order for it to comply with its minimum legal and regulatory capital requirements, or in certain other circumstances where the Group's holding of Aberdeen shares may be subject to adverse regulatory capital treatment.

For further information:

Investor Relations
Charles King                                                                          +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Ed Petter                                                                                 +44 (0) 20 8936 5655
Group Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or other jurisdictions in which the Group operates, including the US; the implementation of the Recovery and Resolution Directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to satisfactorily dispose of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 18 November 2013